September 14, 2012

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Kubota Corporation Form 20-F for the fiscal year ended March 31, 2012 Filed June 29, 2012 File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated August 21, 2012, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2012. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the Staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Matters Related to the Health Hazard of Asbestos, page 28

Contingencies Regarding Asbestos-Related Matters, page 29

1.	We note your tabular presentation of resident claimants. It appears that this information differs from the information you provided to us in your correspondence filed on December 28, 2011 on EDGAR. Please provide to us with an explanation of the differences in these tabular presentations.

Response:

The difference in the tabular presentations of resident claimants in our correspondence filed on December 28, 2011 on EDGAR and that in our disclosure of Form 20-F for the fiscal year ended March 31, 2012 filed on June 29, 2012 is that the former includes those resident claimants whose payments are considered to be remote. On the other hand, the latter excludes such resident claimants.

The former was made as our response to comment No. 4 in your letter dated November 29, 2011 in order to satisfy the following requested classifications: (i) claims at the beginning of the period, (ii) claims filed during the period, (iii) claims settled during the period, (iv) claims denied during the period, and (v) claims remaining at the end of the period.

Among the above classifications, (v) claims remaining at the end of the period includes resident claimants whose payments are considered to be remote as they do not meet our payment criteria (for further details of our payment criteria, please refer to our response to your comment No. 3 in the letter dated August 31, 2011), but the Company did not classify such resident claimants categorized in (v) into those who are considered to be remote or those who are not, as it was not material.

When calculating the accrual amount in accordance with your advice, we made an intensive examination of the status and conditions for those remaining claimants categorized in (v), and we determined those claimants whose payments are considered to be remote should be taken out of the calculation of the accrual since they do not meet our payment criteria. Therefore, we decided to exclude such claimants from (v) in the tabular.

In addition, we have made certain revisions below with respect to both sets of numbers after subsequent review of calculation related to aggregation.

The followings are revised tabular presentations of resident claimants in our correspondences filed on December 28, 2011 on EDGAR and that in our disclosure of Form 20-F for the fiscal year ended March 31, 2012 filed on June 29, 2012.

<Response dated December 28, 2011>

(i)	the number of claimants that are currently under review by the Company’s specified criteria as of the beginning of the year

(ii)	the number of new claimants added during the year

(iii)	the number of claimants settled (paid or accrued) during the year

(iv)	the number of claimants denied such criteria during the year

(v)	the number of claimants under review at the end of the period

(Response as filed)

	2012	2011	2010	2009
(i)	Not disclosed	20	20	22
(ii)		21	18	24
(iii)		22	18	26
(iv)		0	0	0
(v)		19	20	20

(Response as revised)

	2012	2011	2010	2009
(i)	Not disclosed	20	12	12

(ii)		21	18	24
(iii)		22	10	24

(iv)		0	0	0
(v)		19	20	12

Note: resident claimants whose payments are considered to be remote are included in the above tabular.

<Form 20-F filed on June 29, 2012>

(i)	the number of claimants that are currently under review by the Company’s specified criteria as of the beginning of the year

(ii)	the number of new claimants added during the year

(iii)	the number of claimants decided to be paid during the year

(iv)	the number of claimants denied such criteria during the year

(v)	the number of claimants under review at the end of the period

(Form 20-F as filed)

	2012	2011	2010	2009
(i)	7	7	—	Not disclosed
(ii)	16	21	18
(iii)	18	21	11
(iv)	—	—	—
(v)	5	7	7

(Form 20-F as revised)

	2012	2011	2010	2009
(i)	7	8	—	Not disclosed

(ii)	16	21	18
(iii)	18	22	10

(iv)	—	—	—
(v)	5	7	8

Note: resident claimants whose payments are considered to be remote are excluded from the above tabular.

2.	In addition, we note your disclosure on page 28 which indicates that, “Since the Company established its internal policies and procedures of relief payment program, the Company has received claims for relief payments from 253 residents and made payments to 232 of those residents…” Given this disclosure as well as your tabular disclosure on page 29 which indicates that no residents were denied payment, it appears that there should be 21 claimants under review at March 31, 2012. With a view towards future disclosure please explain why the number of resident claimants under review at the end of the period is not 21.

Response:

For the following reasons, the number of resident claimants under review at the end of the period in our disclosure of Form 20-F for the fiscal year ended March 31, 2012 filed on June 29, 2012 is not 21.

(1)	With regard to claims remaining at the end of the period, the tabular presentation of resident claimants in our disclosure of Form 20-F does not include those resident claimants whose payments are considered to be remote.

(2)	On page 28 of our disclosure of Form 20-F, the number of payments for relief payments is accounted for a cash basis.

The 21 claimants consist of 3 resident claimants who are decided to be paid, but not yet paid, 13 resident claimants whose payments are considered to be remote and 5 residual resident claimants who are still under review at the end of the period.

For future filings, the Company will detail in the difference between the residual accumulated number of claimants after deducting the accumulated number of those who have been already paid and the number of resident claimants categorized in (v) in the above tabular.

Footnotes to the Financial Statements

19. Commitments and Contingencies, page F-40

Matters Related to Health Hazard of Asbestos, page F-42

(Accounting for Asbestos-Related Expenses), page F-42

3.	Your disclosure indicates that you accrued the possible payments calculated by using the historical designation rate of your payment program since the payments to those claimants are considered to be probable and that your accrued balance at March 31, 2012 was ¥530 million. With a view towards future disclosures, please explain how you determined this accrual amount and also tell us whether it includes your expected payments to the 21 resident claimants who appear to still be under review at March 31, 2012. If the accrual doe not include estimated payments related to the 21 residents still under review, please explain why not.

Response:

As disclosed in the Footnotes to the Financial Statements, 1. Summary of Significant Accounting Policies, Expense from the Payments for Health Hazard of Asbestos, the Company accrues an estimated loss for resident claimants remaining at the end of the period by a charge to income if both of the following conditions are met:

(1)	It is probable that a liability has been incurred at the date of financial statements.

(2)	The amount of loss can be reasonably estimated.

The accrued balance of ¥530 million at the end of March 2012 includes:

(i)	Payments for employees who were designated under the Company’s voluntary compensation program,

(ii)	Payments for designated resident claimants and probable payments for resident claimants under review under the Company’s voluntary consolation and relief payment program, and

(iii)	Special contributions under the Law for the Relief of Patients Suffering from Asbestos-Related Diseases.

There are 8 out of 21 resident claimants (3 approved for payment and 5 probable payments under review) in (ii), because, as explained in our response to your comment No. 1 and No. 2, 13 resident claimants whose payments are considered to be remote were excluded from the calculation of the accrual.

*     *     *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (+81-6-6648-2632).

Faithfully yours,

/s/ Shigeru Kimura

Shigeru Kimura
Director and Managing Executive Officer
Kubota Corporation

cc:	Ms. Mindy Hooker
Ms. Jeanne Baker
(Division of Corporation Finance, Securities and Exchange Commission)

Mr. Izumi Akai
Mr. Kenji Taneda
Ms. Junko Urabe
(Sullivan & Cromwell LLP)